UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 6, 2021

Commission File Number:  001-39251

BETTERWARE DE MÉXICO, S.A.B. DE C.V.

(Name of Registrant)

Luis Enrique Williams 549

Colonia Belenes Norte

Zapopan, Jalisco, 45145, México

+52 (33) 3836-0500

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MATERIAL INFORMATION

Betterware de México, S.A.B. de C.V. (“Betterware” or the “Company”) (NASDAQ: BWMX), the leading direct-to-consumer company in Mexico that focuses on the home organization and solutions segment, today announced that the Company has received Credit Ratings from Fitch Ratings and HR Ratings related to Betterware’s MX$1,200,000,000 notes BWMX 21X and BWMX 21-2X, issued and offered in the local Mexican market.

Fitch Ratings has assigned Betterware a AA(mex) rating to both issuances, BWMX 21X and BWMX 21-2X.

HR Ratings has assigned a HR AA+ (Long Term) and HR1 (Short term) Corporate Rating with Stable Outlook. HR Ratings also assigned ratings of HR AA+ to both issuances, BWMX 21X and BWMX 21-2X.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERWARE DE MÉXICO, S.A.B. DE C.V.

By:	/s/ Luis Campos
Name: Luis Campos Title: Board Chairman

Date: July 6, 2021

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